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                                                 January 2, 2003



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re: Intra-Asia Entertainment Corporation - Request to Withdraw Registration Statement on Form S-1 - Registration No. 333-74334

Ladies and Gentlemen:

         On behalf of Intra-Asia Entertainment Corporation, a Delaware corporation (the "Company"), the undersigned hereby informs the Securities and Exchange Commission (the "Commission") that the Company has determined that because of difficult market conditions for initial public offerings it is no longer in the Company's best interests to proceed with Registration Statement on Form S-1, Registration No. 333-74334, as amended and including the exhibits thereto (the "Registration Statement"). Therefore, the Company hereby requests that the Commission issue an order granting the Company's request to withdraw the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         Pursuant to Rule 477(c) under the Securities Act of 1933 (the "Securities Act"), the Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Furthermore, the Company hereby advises the Commission that the Company may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act.

                              Very truly yours,

                              /s/ Michael B. Demetrios

                              Michael B. Demetrios
                              President and Chief Executive Officer
                              Intra-Asia Entertainment Corporation

cc:      Jennifer Gurzenski (by facsimile) (202-942-9527)
         Marc Brown
         Peter Hogan